Filed by Virgin Group Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Grove Collaborative, Inc.

Commission File No. 132-02850

Date: June 6, 2022

ICR, Inc.

Fireside Chat with Grove Collaborative

June 2, 2022

ICR, Inc. – Fireside Chat with Grove Collaborative, June 2, 2022

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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C O R P O R A T E P A R T I C I P A N T S

Filippo Falorni, Vice President, RBC Capital Markets

Sergio Cervantes, Chief Financial Officer, Grove Collaborative

P R E S E N T A T I O N

Filippo Falorni

Good morning, everyone. This is Filippo Falorni on the U.S. Consumer Staples team here at RBC Capital Markets. Our next fireside chat is with Grove Collaborative. Grove was launched in 2016 with a goal of transforming household products into a force for good, focusing on sustainability.

I’m pleased to be joined today by Grove’s CFO, Sergio Cervantes. Thanks for being here with us.

Sergio Cervantes

Thank you, Filippo. My pleasure.

Filippo Falorni

Good. First to start, maybe you can discuss what prompted the founding of the company and give a little bit of an overview for investors here that are listening that are not as familiar with the evolution of the company.

Sergio Cervantes

Of course. First of all, I would just like to use a few minutes to share my trajectory.

Filippo Falorni

Yes, absolutely.

Sergio Cervantes

As I’m just joining the Company. I joined seven weeks ago; not that I’m counting, but very recent. Today, we don’t have the founder of the Company with us, the CEO, that was supposed to be traveling, but he couldn’t attend the event. I just want to give a bit of a context on that regard.

As we were just chatting offline, I was working with Unilever. I was with Unilever for a couple of decades. Before that I was in Gillette, and before that I was an entrepreneur. Being an entrepreneur is not something new to me, but it’s something that I was not doing in recent times. With Unilever I spent time in different countries, so Switzerland, the U.K., Mexico and the U.S.

The most recent role that I had was with a company that Unilever bought within the prestige business. I spent there almost six years being the CFO of the company. That gave me a lot of insight in terms of understanding how a small company works and basically transforming that company to become a profitable corporation and part of the bigger Unilever team.

That’s my most recent experience, transforming that company. Helping the company to grow, and making it profitable. Then I got this fantastic opportunity, and I decided to join Grove because of the vision.

Filippo Falorni

Right.

Sergio Cervantes

That was the main thing, and also because I believe my skillset is going to help the Company become, in the longer term, sustainable, profitable.

Filippo Falorni

Yes.

Sergio Cervantes

Within a green corp.

Filippo Falorni

No, that’s great.

Sergio Cervantes

So the Company was founded a decade ago, actually. The Company was founded in 2012, and the founder, Stu Landesberg, he had, since he was a very young person, a lot of interest for sustainability. If he were here, I’m not going to pretend to be him, because he’s one of a kind, entrepreneurial guy, young spirit, and super into sustainability. That’s his life. That’s his passion.

That’s what he has implemented in the Company and shared across all the employees, that energy, and I believe that he has attracted fantastic talent to the Company. I’m not talking about myself. I’m talking really about my colleagues in the Company. I’m surprised by the level of talent. I do not believe that the level of talent that I see here equates to the size of the Company, if you know what I mean. I do believe that the mission has a lot to do with that and that Stu has built a team of people that want to change the world, in a way.

Filippo Falorni

Yes.

Sergio Cervantes

That’s how the Company was founded. The Company was originally, a DTC company, selling at the beginning third-party products, not even an owned brand. The Company has evolved, as you can imagine, all the information that has been collected from this direct-to-consumer experience, has led to a lot of intelligence in the market. Intelligence on which categories, which products, which assortment – what was important to consumers, and that gave birth to owned brands as well.

Today, the Company is a combination of third-party brands and owned brands. The owned brands are more than half of the sales that we have nowadays, growing rapidly and expanding as you probably know, not only DTC nowadays but also into retail. We can get deeper into that…

Filippo Falorni

Yes.

Sergio Cervantes

…as we chat this morning.

Filippo Falorni

Yes, no, that’s a great start. I think, obviously, you’ve had very strong top line growth over the last couple of years, expanding as you mentioned off, obviously lower base. But as you think going forward, the household product and personal care opportunity, the TAM is really large, right, over $180 billion in the U.S. What are you thinking about like the next growth drivers are going to be, more category expansion? Getting into more channels that you mentioned, more in the brick-and-mortar? Yes, maybe we start with that, some of the growth drivers going forward.

Sergio Cervantes

Thank you, Filippo. I think, as I was outlining already, the Company started with a DTC footprint. That has given that accelerated growth. Of course, as everyone knows, and you can imagine, if I put one plus one together, it equals two. During the pandemic, the Company had a fantastic growth opportunity and capitalized on it. Those days of the pandemic are over. We are experiencing that as just part of the DTC world. We are not alone on that. We need to diversify, and the diversification is happening in terms of channels.

The channels that we are attracting now and that we are attracted to are more retail channels, so brick-and-mortar. If you think about it, DTC is where 10% of the sales happen, but the majority of the sales happen in brick-and-mortar still in the world in our categories. We want to tap into that 90%, and that’s what we are doing right now. Last year we launched in Target. Target was the first retailer that we launched our products. If you ask specifically about the expansion, I do see the expansion happening in the brick-and-mortar space, more than the DTC, of course.

Filippo Falorni

Right.

Sergio Cervantes

That’s still pretty important to us, and we can get deeper into that, but the expansion is going to come from retail. In terms of categories, we do believe that we want to drive margin as well. It’s not a secret that some categories have better margin than others. Everyone knows that and we want to drive the business towards the categories that can deliver more profitability to the business….

Filippo Falorni

Right.

Sergio Cervantes

…as part of the strategy.

Filippo Falorni

That makes sense. I guess in terms of geographic opportunity as well, you’re clearly more focused in the U.S. right now; but what are your international aspirations, a little bit longer term?

Sergio Cervantes

Of course. In the short term, definitely the U.S. We have not tapped into the vast majority of the market in the U.S., and we want to maximize that market. We want to really develop the business model. That once we have that business model totally completed and replicable, we’re going to be expanding. But it’s not in the short term by any means. However, I would love to say that we constantly receive contact and requests from companies around the globe that are interested in distributing our products. That would be part of the strategy, not in the short term.

Filippo Falorni

Got it. That makes sense. We talked about the DTC as the starting of the company. Now you talked about the expansion in brick-and-mortar with Target. Maybe you can give a little bit more color on how you’re planning to expand there. Obviously, we’ve seen a lot of brands making the transition. Like, what are your strategies there? How do you attract more retailers? What is your value proposition? Also from a competitive standpoint, right, it’s a little bit different. You’re going to compete with more the traditional brands in brick-and-mortar. Maybe talk a bit about the strategy.

Sergio Cervantes

Of course, and I’m happy to compete against those monsters.

Filippo Falorni

Right.

Sergio Cervantes

Yes. I was part of those companies, and I do understand from within what it takes to compete. I believe that our Company is well positioned in terms of that competition because of the mission that we drive.

There are not so many companies in the world that are actually tapping into this. They are trying to become sustainable, but they were not born that way.

Filippo Falorni

Right.

Sergio Cervantes

If you understand there the transition and everyone is paying attention, it’s very difficult to transition from a company that was focusing on mass consumption to all of a sudden become a company that has sustainability at the heart. I was there for a decade, and the efforts are huge. However, I can see the difference now that I’m on the other side when a company is born the other way around with sustainability at the heart and everything that we do has a focus of the consumer and the sustainability of the planet.

When you think about those opportunities for expansion, the market is there. It’s up for grabs. However, we need to be conscious of the speed and the rate of that expansion in retail. We are not thinking only the mass channel. We are thinking also home improvement. We are thinking also specialty, drug, grocery, and that’s the plan that we have in our coming years.

We are going to accelerate based on the results that we see. The results that we have seen in Target are giving us encouragement to face an expansion faster than what we were thinking. We have already rolled out in other customers this year. We will continue to do that, with expansion and growth in the Company coming from the retail side, as I said before.

Filippo Falorni

Yes. That makes sense. On the online platform, you mentioned before you’re still selling third-party products. How do you see the evolution going? Do you still plan to sell third-party products, or like over time evolve into just focusing on your products?

Sergio Cervantes

Yes, great question. It was one that I asked before coming to the Company, so how would I suggest running the strategy in that sense? What I have come to understand and believe about the Company, which is part of the DNA, is that we don’t only want to do business. We want to generate good business for the planet. If we can carry other brands that are doing the same and they don’t have the ability to stand on their own and reach so many consumers as we can, we believe that is a proposition to the planet. It’s a value proposition to the consumer.

We want to continue tap into those opportunities. Because of the nature of DTC, we can put those products in the market even faster than those companies in retail. And we can learn from that information. We can learn from the experience that we have with third party to inform our own innovation, if that makes sense. The way that I see this is an evolution, slowly but surely, towards more owned brands, but not that we are thinking of departing from the third parties.

Filippo Falorni

Great.

Sergio Cervantes

We have great relations with them. We have been with them working for a decade now, almost a decade, and that relationship has solidified across the years. We have good understanding of the business in that sense, and it’s informing our strategy as well as we continue. It’s an important part of the business.

Filippo Falorni

Right. Moving to sustainability. Obviously, it’s the focus of the company. That’s how the company started. You have this goal of being 100% plastic free by 2025. Maybe you can talk how you’re tracking relative to that. What are your internal KPI in terms of the progression? Bigger picture, like how you’re thinking consumers would—how do you make consumers switch, I guess from the convenience of having plastic, prepackaged cleaning products into your products? How do you incentivize, I guess, the transition?

Sergio Cervantes

Yes, that question is fundamental to the business that we run. The way that we are tracking towards that, first of all, let me say this very clearly. It’s a bold ambition. If you want to change the world, if Stu were here, the founder, he would say you need to put something bold out there. Otherwise, it doesn’t make sense. You are not going to achieve anything. You are not going to move the needle. Having this as a target for the Company of being plastic free by 2025 is a bold ambition.

How we are tracking towards that? What I can say is that the Company, our own brands, we are selling, basically tracking way ahead of where we were planning in terms of plastic free. Of course, if you want to change the whole industry, that’s a different story. But we feel very comfortable and very happy with the results so far. We are plastic neutral today, so basically every ounce of plastic that we sell we fund companies to retire plastic out of either the ocean or the environment, so doing good for the planet. It’s a net zero impact, if you will, what we are driving today.

With that, how we measure our success is how many plastic ingredients or components do we have in our products and the third party that we sell. As I said before, we are tracking way ahead of what we wanted, but there is still a lot to be done in the upcoming couple of years in order to achieve the bold target that we put out there.

Filippo Falorni

Right.

Sergio Cervantes

Lots to do in that arena. And how to incentivize consumers to come to Grove. I think that if you are paying attention and you have kids and you want really a better life in the future, you cannot put aside the sustainability angle. I believe that’s something that not only consumers, not only people doing business, but actually investors are willing to see happening because it’s inevitable that we need to change. Change is inevitable, otherwise we are not going to be living and our kids or our kids’ kids are not going to be living in world as we know it.

Filippo Falorni

Definitely becoming more of a focus for a lot of consumers, making their purchasing decisions.

I guess from a competitive standpoint, you’ve seen, obviously you worked at Unilever, as you mentioned, for many years. What are you seeing in response from the large companies, the Unilevers of the world, the Procter & Gamble of the world? How are they approaching it? Have you seen someone try to replicate, in obviously a smaller part of their business, what you’re trying to do? Do you believe you can, as you mentioned, drive the change within the industry?

Sergio Cervantes

I believe that Grove has been a driver of that industry. We do see change in the categories that we compete in, so yes. We do see all the big companies trying to replicate. Knowing what I know is that change takes time, a lot of time, because it’s a big machinery that needs to turn around. But there are efforts for sure of these big companies, which, to be honest, is going to be good for the planet. We are not against that.

Filippo Falorni

Right.

Sergio Cervantes

We are there to compete. It’s a free market, and we embrace that part. We do believe that we have the engine. We have the passion. We have the ingredients. We have the people, and we have the infrastructure to innovate and to go to market very quickly, we are very nimble in comparison to the big corporations. They are doing the right thing, which I’m happy to say. However, it’s going to take time.

It’s going to take time, because it’s not cascaded to every single corner of the Company. When you think a company that was born that way, every employee is on to it. Everything you do. Everything in the organization.

Filippo Falorni

Right.

Sergio Cervantes

If you bring a bottle of water, plastic bottle of water, to the building, it’s like…

Filippo Falorni

Right.

Sergio Cervantes

…something is wrong. Yes, that type of mentality. It’s in everything we do and represent. Competition is there and it’s good. It’s good for the consumers, and it’s good for everyone.

Filippo Falorni

Great. Maybe shifting gears here on cost, and cost inflation has been a major topic of discussion at this conference. I guess, what do you see on your end? You have a little bit of a different—obviously you’re trying to move away from plastic and resins that have been very inflationary in recent periods. What are you seeing from your perspective in terms of inflation?

Sergio Cervantes

Yes, don’t get me started on that. Yes, Filippo, it’s obviously the topic that we are facing, everyone is facing. Being the CFO of the Company, of course that is one of the concerns. It’s happening. If you are paying attention, everyone paying attention, it’s happening. It’s real. As consumers, we know it. We also wear that hat, and not everything, but many prices are going up. The way that doesn’t exclude us in terms of impact.

There is not only, the plastic that you were mentioning, but it’s also the freight. It’s also the labor. It’s coming from every angle. The ingredients. Aluminum is up 50%. I mean, it’s coming from all over the place.

The way to counteract this, as many other companies are doing, you need to focus on the categories that drive margin. You need to focus on the products that drive margin. You need to focus on all the levers that you have in the P&L.

Price is one, of course, and we have been very conscious of price increases, and I’m pushing the organization to be more aggressive in that sense to the extent that we can, and we want, because we have not been putting price out there in the past couple of years, we have been eating all of that pressure in the P&L. We need to pass some of this to the consumers. Unfortunately, I mean, because it’s not what we want, and we are driving all the efficiencies possible inside the Company; but unfortunately inflation is real, and we are also feeling it.

Do I see margin erosion? No, because we have been nimble enough to control that so far. But the inflation continues, and nobody knows when it’s going to finish.

Filippo Falorni

Right.

Sergio Cervantes

To what I have heard in this conference as well…

Filippo Falorni

Yes.

Sergio Cervantes

…many, many companies are feeling the same.

Filippo Falorni

Yes, no, definitely. It’s an industry wide issue for sure.

I guess, on the pricing front, more holistically, how do you manage it? Do you look at price gaps relative to traditional cleaning, personal care products? How do you set your prices and look for (inaudible) competition?

Sergio Cervantes

Yes, it is a good question. I have experience with pricing across my career. We are also being helped by an important consultant firm in this regard, so we are not taking this lightly. We are really doing a strategic price analysis, 360. We are not just looking into inflationary pressure and saying, hey, we need to pass this to consumers.

We are analyzing SKU by SKU. If you know what I mean. It is a very selective pricing strategy that we are following and that we are going to be following. With that said, it’s trying to recover the places that we believe there is some space for us to recover; and places where we can’t, we will continue to absorb that impact. That’s the strategy that we are following.

It's not only pricing. Of course, you can play with promotions. You can play with trade investment. Good luck on the other side, because you saw the result from Target and Walmart. They are feeling exactly the same pressure. It’s real. That’s what I can say.

We are comfortable and confident that our products can command that pricing, given the mission of the Company. When you do analysis and intention of purchasing of the products in our categories, we are lucky that we are in categories that are replacement categories, and those are not categories that can be put aside.

The people that are purchasing our products, the number five characteristic would be pricing. Number one is mission, and there are so many in between before getting to price. We hope that this can continue. Elasticity, who knows about the elasticities right now. It’s something we are learning as we go.

Filippo Falorni

I mean, you brought up a good point. I mean, probably your consumers, it’s more pricing elastic, because the main driver is more the sustainability aspect of purchases.

Sergio Cervantes

Yes.

Filippo Falorni

Okay, no, that’s a good point. I guess, more broadly, how are you seeing the consumer environment? Where obviously we are hearing a lot of different opinions from the retailers, from a lot of our companies. Consumers are feeling a lot of the pressure from inflation, gas prices. Are you seeing any changes in consumer behaviors in your categories? Anything that worries you about?

Sergio Cervantes

Not so far in terms of consumption. Of course, there is a smarter consumer out there because they need to stretch the dollars they have in their pockets, so that is for sure. So far, we have not seen that. We have seen more the costs, basically the media cost, going higher and higher in the DTC channel that has led us to reduce the level of investment in order to preserve cash and in order to make the P&L more efficient.

However, we are just escalating or deescalating the investment. That doesn’t mean we are changing strategies. We are just looking for the right opportunities, the right ROI, in those activities that we are putting out there. Basically, restructuring the way that we invest. We are putting the money where we believe we can receive the better return. That’s what we are doing right now to counteract part of this inflationary pressure.

Filippo Falorni

Okay, you are on track, obviously, to go public. Maybe talk at a high level what your plans are with user proceeds, how you’re thinking, you know, how the company is going to evolve as a publicly traded company.

Sergio Cervantes

Yes, I was about to knock on wood. But we are on the right track to go public in the following couple of weeks. Am I counting right? A couple of weeks? A couple of weeks it is. We have a partner with Virgin and their investor arm. In that sense, the plans are the shareholder vote for Virgin is going to happen on the Fourteenth, and very soon after we are going to be becoming public.

How to use the proceeds, which is your question. It’s a fantastic question, because that’s something that we discuss on a daily basis. My experience and the way that I’m managing the strategy with the cash preservation that I was referring to, I want to manage this as if it is the last capital raise that you are making. How to maximize that capital to make the Company basically sustainable. You think about the Company, and we put the earnings out there this morning. If you read through those, you will notice that in 2022 we are going to take a hit in terms of top line. That is inevitable and it’s part of the hangover from the pandemic.

As we go into 2023, part of the hangover will continue, but the retail side will offset it. We are rebalancing the mix of our distribution channels towards a more profitable part of the business. With that, in 2024 we will resume strong growth, double-digit strong growth. In that sense, actually we put the guidance out there this morning with a breakeven plus on the bottom line at the EBITDA level. With that, we believe we have the right strategy in terms of making the Company ready for long-term sustainable growth, which is profitable.

Filippo Falorni

Right, that makes sense. You talked a bit about the margin profile. Maybe you can expand on the margin differentials in terms of your channels, categories, what is more attractive from a profitability standpoint.

Sergio Cervantes

Yes, yes, so it’s not a secret that some of the categories in home care have great margins. Some of the products and categories within home care do not. How to transition that is obviously the secret, and it has always been the secret. Look at big companies moving away from certain product categories into totally different, like Unilever did with prestige. That’s something we are embracing as well.

Category wise, margins, we are moving not away but we are enhancing the portfolio with more personal care products and pet care products. Those are categories that are giving us margin enhancement, together with moving to a retail environment that has a better margin right now when compared to the DTC business.

Filippo Falorni

Got it.

Sergio Cervantes

That’s the way that we are seeing it.

Filippo Falorni

Yes. No, that makes sense. I guess, on the personal care, do you see an opportunity to get more on the beauty side as well? Obviously (multiple speakers).

Sergio Cervantes

You are right.

Filippo Falorni

Have very high margins (multiple speakers).

Sergio Cervantes

Yes, as the Company has evolved, the Company started with household being the main. Household is now 70% of the Grove brands revenue. It’s the vast majority, but it’s not 100%.

Filippo Falorni

Right.

Sergio Cervantes

We have personal care that is growing, and we have space for other categories that we are embracing. As I said, we have the opportunity to test and drive innovation in a very quick fashion because of the DTC platform, and that’s why we are trying to enhance the categories and get behind them. For sure, personal care is something that is in our plans. Beauty within personal care, clean beauty.

Filippo Falorni

Okay, perfect. I guess we have probably time for one last question. Bigger picture, as you think about the next five years, evolution of the company, what do you think are going to be the biggest challenges in your growth evolution and the biggest opportunity for the company?

Sergio Cervantes

I would love to start with the opportunity, because I do see lots of opportunities in the business. The footprint and the channel footprint that we have is going to be growing more towards a balanced business between brick-and-mortar and online. That’s what I do see.

I do see also the trend going more towards owned brands than third party as part of the strategy that we have. But still, everything is important to the portfolio, so it’s not an or, but an and.

With that, the following years is going to be focused on getting the business to the right, basically, profitability mindset from a finance standpoint. From a category consumer perspective, being available where the consumers buy, which is super important, of course, and being in the right categories that can drive demand. We are in a fantastic position to drive all of those things. Everyone is striving for sustainability. We have the products. We have the engine. We have the passion. We have the experience, and that’s what we want to drive for.

Filippo Falorni

Great and the challenge (inaudible), I guess.

Sergio Cervantes

Challenge, I guess, just like thank you for reminding me, challenges, yes. The challenges out there are and will continue to be right now inflationary, macroeconomic environment and conditions, competition. We want to have a share of that cake. We will just need to continue course, because I do believe, that consumers recognize which companies are faking it and which companies really mean it. That’s what we are betting on.

Filippo Falorni

Great. That’s a great way to end, Sergio. Thank you so much for coming.

Sergio Cervantes

Thank you, Filippo. Thank you, guys.

Additional Information and Where to Find It
In connection with the proposed business combination, Virgin Group Acquisition Corp. II (“VGII”) filed with the Securities and Exchange Commission (“SEC”) on January 18, 2022 (as amended on May 13, 2022), a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of VGII, and after the registration statement is declared effective, VGII will mail a definitive proxy statement/prospectus relating to the proposed business combination to its shareholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. VGII’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Grove, VGII and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of VGII as of a record date to be established for voting on the proposed business combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Virgin Group Acquisition Corp. II, 65 Bleecker Street, 6th Floor, New York, New York 10012.

No Offer or Solicitation
This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation
VGII, Grove and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VGII’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VGII’s shareholders in connection with the proposed business combination will be set forth in VGII’s registration statement on Form S-4, including a proxy statement/prospectus, which VGII filed with the SEC on January 18, 2022 (as amended on May 13, 2022). Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of VGII’s directors and officers in VGII’s filings with the SEC and such information will also be in the registration statement to be filed with the SEC by VGII, which will include the proxy statement / prospectus of VGII for the proposed business combination.

Caution Concerning Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on our current expectations and beliefs made by the management of VGII and Grove in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on VGII and Grove as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting VGII or Grove will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the VGII stockholders will approve the transaction, regulatory approvals, product and service acceptance, and that, Grove will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of VGII’s filings with the SEC, and in VGII’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to VGII and Grove as of the date hereof, and VGII and Grove assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.